Exhibit 99.1

News Release

OLYMPUS ANNOUNCES CLOSING OF US$ 21.96 MILLION
PRIVATE PLACEMENT OF GOLD DELIVERY NOTES

Toronto, June 21, 2010 – Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) announced today that it has consummated a private placement of Gold Delivery Note Units resulting in gross proceeds of US$21,960,000.  Euro Pacific Capital Inc. (“Euro Pacific”) acted as the sole placement agent for the offering and Auramet Trading, LLC has been appointed to act as the gold agent for the term of the Gold Delivery Notes included in the Gold Delivery Units.

Each Gold Delivery Unit consists of: (i) an eight percent (8%) senior secured redeemable gold delivery promissory note of the Company, in the stated or deemed principal amount of US$10,000, and (ii) a detachable common stock purchase warrant for the purchase of 3,470 common shares, exercisable on or before May 31, 2013 at an exercise price of CAD $0.60 per share.   The warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder.  The Company will thus issue a total of 2,196 common stock purchase warrants to an equivalent of 7,620,120 common shares. The Company will issue the warrants under its 15% placement capacity under Rule 7.1 of the Listing Rules of the Australian Securities Exchange.

The Company paid Euro Pacific cash placement fee of US$1,724,300 and issued to Euro Pacific warrants to purchase 2,668,750 common shares, exercisable on or before May 31, 2013 at an exercise price of CAD $0.60 per share.   The warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder. The Company will issue the warrants under its 15% placement capacity under Rule 7.1 of the Listing Rules of the Australian Securities Exchange.

The Gold Delivery Notes mature on May 31, 2013, bear interest at the rate of 8% per annum, and is secured by certain limited assets of the Company.

The Company will deposit gold into to an account maintained by the gold agent for the credit of the investors instead of making cash payments of the stated principal amount of the Notes. Gold deposits will be made semi-annually on six dates, commencing on November 30, 2010, and thereafter on the last business day of each May and November to, and including, the maturity date.  Gold ounces will be deposited semi-annually based on a price per ounce of $900, or the Base Price, but is then subject to adjustment based upon the price of gold on the London Market (P.M. Fix) at the time of delivery.   If the price of gold decreases below the Base Price, then the Company would still be required to deliver gold based on the Base Price.  If the Price of gold increases above $900 and up to $1,200 per ounce, then the Company will deliver a proportionately lower amount of gold because of the higher price of gold.  If the price of gold goes above $1,200 per ounce, then the investors will still be delivered an amount of gold based on a price of $1,200.  Investors are protected against the price of gold going below $1,200 per ounce to $900 per ounce and get the full upside benefit of gold prices above $1,200 per ounce.

The net proceeds will be used for the construction of a processing facility at the Company’s Phuoc Son and Bong Mieu Mines in Vietnam, general exploration and corporate purposes.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 85,000 ounces gold by early 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations

Office:  (416) 572-2525

Toll Free:  1-888-902-5522

Fax:  (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.